UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal years ended December 31, 2007 and 2006

OR

{ }	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 for the transition period
from _________ to __________.

Commission file number 333-21011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FIRSTENERGY CORP. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Report on Audits of Financial Statements and
Supplementary Information for the Years Ended December 31, 2007 and 2006

FirstEnergy Corp. Savings Plan
Index of Financial Statements

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4-11

Supplemental Schedules:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	12
Schedule H, line 4j – Schedule of Reportable Transactions	13

All other schedules of additional financial information are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

Report of Independent Registered Public Accounting Firm

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

We have audited the accompanying statements of net assets available for benefits of FirstEnergy Corp. Savings Plan as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of FirstEnergy Corp. Savings Plan as of December 31, 2007 and 2006 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at year end) and schedule of reportable transactions as of and for the year ending December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 26, 2008

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2007 and 2006

	December 31,	December 31,
Assets	2007	2006

Investments, at fair value	$2,546,792,468	$2,370,987,964

Receivables:
Accrued interest and dividends	2,074,576	2,624,297
Employer contributions	25,795,031	5,341,165
Due from brokers for securities sold	591,753	781,874
Total receivables	28,461,360	8,747,336
Total assets	2,575,253,828	2,379,735,300

Liabilities

Administrative expenses payable	669,173	429,711
Due to broker for securities purchased	790,675	107,000
Accrued interest – ESOP loan	-	2,175,387
ESOP loan payable	5,310,675	36,240,623
Total liabilities	6,770,523	38,952,721

Net assets available for benefits, at fair value	2,568,483,305	2,340,782,579

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	12,993,555	3,829,163

Net assets available for benefits	$2,581,476,860	$2,344,611,742

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2007 and 2006

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006

Additions:
Contributions
Employee	$95,290,401	$91,344,430
Employer	46,311,306	8,550,115
Total contributions	141,601,707	99,894,545

Investment income:
Interest and dividends	130,095,336	88,479,092
Net appreciation in fair value of investments	118,250,305	102,174,160
Net appreciation in fair value of master trust assets	-	121,544,513

Total investment income	248,345,641	312,197,765

Total additions	389,947,348	412,092,310

Deductions:
Distributions to Participants	(148,272,283)	(133,007,006)
ESOP interest	(1,450,258)	(2,175,387)
Fees	(2,471,953)	(1,657,459)
Total deductions	(152,194,494)	(136,839,852)

Increase in net assets available for benefits before transfers
to other plans	237,752,854	275,252,458

Transfers to other plans	(887,736)	-

Increase in net assets available for benefits	236,865,118	275,252,458

Net assets available for benefits, beginning of year	2,344,611,742	2,069,359,284

Net assets available for benefits, end of year	$2,581,476,860	$2,344,611,742

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2007 and 2006

1.	Description of the Plan

The FirstEnergy Corp. Savings Plan (Plan) provides eligible employees of FirstEnergy Corp. and its subsidiaries, collectively referred to as the Companies, a mechanism through which they can save and invest part of their income on a tax deferred basis at regular intervals. Additionally, the Companies currently match employee contributions with shares of FirstEnergy common stock (see Note 6) held in the Employee Stock Ownership Plan (ESOP) except for most of the former GPU, Inc. union participants that are currently matched in cash. The Companies could alternatively make all contributions in cash under the Plan. Employees may invest their contributions in other investment options (Funds) and all contributions made to employees' accounts are fully and immediately vested in the Plan. The purpose of the Plan is to encourage employees to adopt a regular savings program and to provide additional security for retirement. The following is a brief description of the Plan and is provided for general information purposes only. Employees should refer to the Plan documents for more complete information.

The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), and provides for salary reduction contributions under Section 401(k) of the Code. In general, plans established pursuant to Section 401(k) of the Code permit eligible employees to defer current federal and, subject to applicable laws, state and local income taxes on the portion of their current compensation represented by the amount of the salary reduction elected. The amounts, as elected by the employees, are contributed to the Plan by the Companies through payroll deductions.

The Plan is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA), but not Title IV as it is an individual account plan. Title I establishes reporting and disclosure requirements, minimum standards for participation, vesting and benefit accrual, prohibitions governing the conduct of fiduciaries and provides that ERISA pre-empts other federal, state and local statutes relating to employee benefits. The protective benefits of Title IV which relate to insuring pension benefits by the Pension Benefit Guaranty Corporation are not applicable to individual account plans.

Every regular FirstEnergy employee is eligible to become a participant in the Plan immediately upon employment.

Employees may participate in one or more of the Funds through deferral of compensation. The choice of investments (except the Companies' matching contributions in the form of FirstEnergy common stock) is the responsibility of the individual employee. Transfers between funds are the responsibility of the employee and may be made on a daily basis.

Effective May 1, 2007, the Plan was amended to increase contributions under the automatic enrollment of newly-hired, eligible employees of the Companies from 2% to 3% with a graduated increase up to 6% over time when no election out of the automatic enrollment is made by the employee (Participant).  This amendment did not apply to most of the former GPU union participants whose automatic enrollment remained at 2%.  Additionally effective May 1, 2007, and subsequently included in the Plan restatement executed on September 13, 2007, the Plan was changed to permit non-spousal beneficiaries to rollover their account to another qualified plan without penalty.

Securities in the ESOP Account
The ESOP purchased a total of 10,654,114 shares of Ohio Edison Company (OE) common stock from November 1990 to December 1991 for the purpose of funding the Companies' matching contribution to the Plan. On November 8, 1997, pursuant to the merger of OE and Centerior Energy Corporation (Merger) that created FirstEnergy, shares of OE common stock were converted into shares of FirstEnergy common stock on a one-for-one basis.

The Plan borrowed $200 million (ESOP Loan) at a rate of 10% from OE to fund the purchase of the stock. In October 2005, the ESOP Loan was refinanced at a rate of 4.4%. The Plan recognized and capitalized interest expense of $5,070,830 on the original ESOP loan obligation for the period December 31, 2004 through October 31, 2005. Principal payments of $16,480,208 are due each December 31 through 2008, with interest payable annually. Principal payments could be made sooner if additional shares of FirstEnergy common stock were needed for distributions to Participants. As of December 31, 2007 and 2006, the ESOP Loan balance was $5,310,675 and $36,240,623, respectively. The ESOP Loan was paid in full on April 30, 2008.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2007 and 2006

On June 20, 2008 the Plan received notification from the United States Department of Labor (DOL) that it had concluded its audit of the Plan for years 2001 through 2004. The DOL concluded that FirstEnergy, in its capacity as the lender, committed a prohibited transaction as part of the 2005 refinancing of the ESOP loan with the borrower, State Street Bank and Trust Company (State Street), acting in its capacity as trustee of the Plan. The DOL noted that this alleged prohibited transaction was corrected by FirstEnergy and State Street with the execution of the Amended and Restated Promissory Note and the Amended and Restated Loan Agreement, and that it would take no action on the matter. Furthermore, FirstEnergy and State Street do not believe a prohibited transaction occurred and will dispute any contention by the Internal Revenue Service (IRS) that they engaged in a prohibited transaction. Therefore, no estimated potential liability has been recorded related to this matter.

The DOL also declared it would not pursue any action against the Plan with regard to its assertion that all the shares released from the ESOP Loan Suspense Account for the Plan were not allocated to participants in accordance with the provisions of the Plan document. The DOL concluded that the Plan was being operated in accordance with the fiduciaries' interpretation of the Plan.

ESOP Allocation
As principal and interest payments were made on the ESOP Loan, shares of FirstEnergy common stock were released from the ESOP Unallocated Fund to the ESOP Allocated Fund where they were made available for contribution to Participants’ accounts. In December 2007, a principal payment of $27,649,740 released 618,736 shares. An interest payment of $1,450,258 in December 2007 released 32,453 shares. In December 2006, a principal payment of $13,200,000 released 295,384 shares.  In January 2007, a principal payment of $3,280,208 released 73,403 shares and an interest payment of $2,175,387 released 48,680 shares.

The Companies’ matching contribution to each Participant's account is computed each pay period based on the Companies' matching contribution percentages (see Note 6). The number of units of FirstEnergy common stock contributed to each participant is based on the quoted market price at the end of each pay period.

As of December 31, 2007 and 2006, there were 135,067 shares and 908,339 shares, respectively, held in the ESOP Unallocated Fund having market values of $9,770,747 and $54,772,841, respectively. As of December 31, 2007 and 2006 there were 5,053,895 shares and 5,549,044 shares, respectively, held in the ESOP Allocated Fund having market values of $365,598,744 and $334,607,370, respectively. The market value of the ESOP common stock is measured by the quoted market price.

All unallocated shares held by the ESOP as of December 31, 2007, were allocated to participant accounts during the first quarter of 2008. In 2008, shares of FirstEnergy common stock are being purchased on the market and contributed to Participants' accounts as described above. The contribution receivable included in the Statement of Net Assets Available for Benefits represents funds provided by FirstEnergy to the ESOP in early 2008 to purchase shares of FirstEnergy common stock for 2007 matching requirements not otherwise provided under the leveraged portion of the ESOP.

PAYSOP
A component of the Plan consists of a qualified payroll-based tax credit employee stock ownership plan (PAYSOP) under Section 401(a) and Section 501(a) of the Code.

Under the Economic Recovery Tax Act of 1981, effective January 1, 1983, tax credits were based upon eligible employee compensation. The regulation permitted the Companies to contribute to the Plan a maximum of one-half of one percent of the aggregate compensation of eligible employees and claim a tax credit on its consolidated federal income tax return equal to that amount. The amounts allocated to eligible employees were based upon the proportion of their wages and salaries (to a maximum of $100,000) to the wages and salaries of all employees for the year. The Tax Reform Act of 1986 eliminated the PAYSOP tax credit with respect to compensation earned in 1987 or later years. As a result, the Companies have not contributed to the PAYSOP since the 1986 contribution except for the reimbursement of PAYSOP administrative expenses.

On November 8, 1997, pursuant to the Merger, shares of OE common stock held in the PAYSOP were converted into shares of FirstEnergy common stock on a one-for-one basis.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2007 and 2006

Prior to February 11, 2002, dividends were paid annually to Participants in the PAYSOP. The market value of the common stock in the PAYSOP is measured by the quoted market price. As of February 11, 2002, dividends are payable quarterly to Participants and Participants have the option to reinvest dividends into the PAYSOP Fund. The market value of the common stock in the PAYSOP Fund was $6,265,903 as of December 31, 2007 and $5,331,696 as of December 31, 2006.

Participant Loan Fund
The Plan allows Participants to borrow from their before-tax, after-tax and rollover accounts. When loans are made, they are recorded as interfund transfers. The repayments of principal and interest are credited to the Participants' account balances within the respective funds. The employee repays the loan and all related interest through payroll deductions.

Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000 including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate charged is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter.  Interest rates on outstanding loan balances as of December 31, 2007 range from 5.0% to 10.8%.  Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 and 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years.

2.	Summary of Accounting Policies

The financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid.

Investment income consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

The fair value of the Funds is measured at the market value per share determined by the investment manager except for the FirstEnergy Common Stock Fund, the Duquesne Light Holdings, Inc. (DQE) Frozen Stock Fund, the Capital Preservation Fund and the Loan Fund. The market value of the FirstEnergy Common Stock Fund and the DQE Frozen Stock Fund is measured by the quoted market price. All shares held in the DQE Frozen Stock Fund were acquired by the purchaser of DQE during 2007 and the proceeds received by the Plan were invested in the Capital Preservation Fund for each participant based on each participant’s share of DQE common stock. The DQE Frozen Stock Fund was subsequently eliminated. See Note 10 for the methodology used to determine fair value for the Capital Preservation Fund and Note 1 for a description of the Participant Loan Fund.

As of December 31, 2006, the Plan adopted FASB Statement of Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments, as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The FSP notes that contract value is the relevant measurement because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results may differ from these estimates. Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications did not change previously reported balances for 2006.

Expenses for the administration of the Plan are paid for by the Plan unless otherwise paid by the Companies.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2007 and 2006

3.	Plan Termination

Although the Companies have not expressed any intent to do so, the Companies reserve the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, Participants will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

4.	Investments

The Plan’s investments as of December 31, 2007 and 2006 were maintained in investment funds and shares of FirstEnergy common stock. The Plan's investments also included DQE common stock as of December 31, 2006.

On March 9, 2006, FirstEnergy sold 60% of its ownership in MYR Group, Inc., at which time the employees of MYR became ineligible to participate in the FirstEnergy Corp. Savings Plan Master Trust (Master Trust). In June 2006, Plan assets specific to the MYR employees of approximately $42 million were transferred out of the Plan to the trustee of the buyer of FirstEnergy’s interest in MYR.  Upon completion of the asset transfer, the Master Trust ceased to exist as all remaining assets belong to the Plan.

The following presents the fair value of investments in the Plan as of December 31:

	2007	2006
Cash and cash equivalents	$3,603,518	$9,648,913
FirstEnergy common stock	600,215,984	584,057,256
Capital preservation investments	480,965,672	466,219,609
Domestic equity stocks	749,436,714	726,852,797
International equity stocks	223,863,448	168,953,758
Other equities	65,096,096	57,022,439
Balanced funds	307,522,567	257,681,484
Bonds	77,782,965	63,774,935
Participant loans	38,305,504	36,776,773
Total investments at fair value	$2,546,792,468	$2,370,987,964

The net investment income is as follows:

			Master Trust
	Year Ended	July 1 Through	For the Six
	December 31,	December 31,	Months Ended
	2007	2006	June 30, 2006

Dividends and interest income	$130,095,336	$88,479,092	$25,234,021
Net appreciation (depreciation) in fair value of investments:
Bonds	2,168,483	1,118,878	(1,917,454)
Domestic stocks	(9,623,723)	36,355,280	14,854,675
International stocks	14,556,145	8,256,228	7,488,944
Balanced funds	194,036	10,154,005	3,852,252
FirstEnergy common stock	110,955,364	46,289,769	73,257,430
Net appreciation	118,250,305	102,174,160	97,535,847

Less: Appreciation related to MYR assets	-	-	(1,225,355)
Net investment income	$248,345,641	$190,653,252	$121,544,513

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2007 and 2006

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets as of December 31:

	2007	2006

FirstEnergy common stock	$600,215,984	$584,057,256

Capital Preservation Fund*	480,965,672	466,219,609

S&P 500 Index Fund	349,172,005	335,710,526

EuroPacific Growth Fund	222,090,473	168,953,758

Moderate Growth Lifestyle Fund	-	129,157,141

*	Includes Conservative Growth Lifestyle Fund's investment in the Capital Preservation
Fund as of December 31, 2006 of $8,877,173.

5.	Non-Participant Directed Investments

Net assets available for benefits and changes in net assets available for benefits relating to non-participant directed investments of the Plan are as follows:

	December 31,	December 31,
	2007	2006

Assets:
FirstEnergy common stock*	$401,599,611	$361,838,052

Net assets available for benefits	$401,599,611	$361,838,052

Changes in net assets available for benefits:
Employer contributions	$42,969,122	$5,341,165
Interest and dividends	11,610,393	13,475,686
Net appreciation in fair value
of investments	71,677,376	82,565,993
Distributions to Participants	(15,100,535)	(21,312,136)
Intra-fund transfers, net	(69,067,412)	(85,404,101)
Loan transfer, net	(866,562)	(1,232,200)
ESOP interest expense/fees	(1,460,823)	(2,185,594)

Increase (decrease) in net assets available for benefits	$39,761,559	$(8,751,187)

*	Net of ESOP loan of $5.3 million and $36.2 million, respectively.

6.	Contributions

Employer Contributions
The Companies pay a matching contribution of 50% on the first 6% of compensation contributed by an employee, except for certain former GPU unions. Certain former GPU union participants receive a match on the first 4% of eligible contributions. In addition, the Companies may designate a number of performance objectives and contribute for each objective achieved to a maximum of $0.40 for 2007, on each $1.00 of the first 6% of compensation contributed by a participant. In 2008, the maximum company matching contribution upon meeting designated performance objectives was increased to $0.50 on each $1.00 of the first 6% of compensation contributed by the participants. However, certain former GPU union participants receive no bonus match. The Companies' contributions are always invested in FirstEnergy common stock, except for those former GPU union participants that are currently matched in cash.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2007 and 2006

The Companies' contributions have been pre-funded by the FirstEnergy common stock held by the ESOP Unallocated Fund. These shares of FirstEnergy common stock earn dividend income and are subject to unrealized appreciation and depreciation as the market value of the FirstEnergy common stock fluctuates. The dividend income served to pay the ESOP Loan and related interest, which resulted in the release of shares to the ESOP Allocated Fund as the Companies' matching contribution. To the extent dividend income was not sufficient to pay the ESOP Loan and interest, the Companies contributed cash, which is reflected as employer contributions in the Statements of Changes in Net Assets Available for Benefits. For further discussion, please see Note 1 above.

Effective January 1, 2006, the diversification rules were modified.  All company match, including bonus match, credited to participant accounts as of December 31, 2005, could be diversified.  Any subsequent company match had to be held for two years before it was eligible to be diversified.  The Pension Protection Act of 2006 required the Plan to be amended to provide that all company match be immediately eligible for diversification effective January 1, 2007.

Employee Contributions
Employees can invest between 1% and 75% (21% for employees represented by IBEW Local 777 and IBEW System Council U-3, 22% for employees represented by UWUA Local 180) of their salary in the Plan. Employee contributions may be made on a before-tax and/or after-tax basis. Under the before-tax option, deposits are deducted from current taxable income but are taxable when they are withdrawn from the Plan. The Economic Growth and Tax Relief Reconciliation Act of 2001 limited the maximum annual before-tax contribution to $15,000 for both 2007 and 2006. Participants who are at least 50 years of age can elect to defer an additional $5,000 annually in both 2007 and 2006. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions as defined in the Plan document.  Beginning in 2008, Plan Participants can elect to contribute to a Roth 401(k) as part of their Plan contributions.  These contributions are on an after-tax basis.

7.	Transfers to Other Plans

FirstEnergy sold York Haven Power Company in October 2007. Those Participants’ investments in the Plan were subsequently converted to the buyer’s plan and reflected as transfers to other plans in the Statement of Net Assets Available for Benefits.

8.	Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on March 24, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a Participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to employee withdrawals from the Plan prior to death, disability, attainment of age 59-1/2, or under certain other limited circumstances.

In the case of withdrawal by a Participant employed by the Companies prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the Participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a Participant's termination of employment with the Companies or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the Participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash shall be valued at fair value on the date it is withdrawn.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2007 and 2006

9.	Party-In-Interest Transactions

Certain plan investments are shares of mutual funds managed by State Street Investments. State Street, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

10.	Guaranteed Investment Contracts

The Plan has an interest in fully benefit-responsive guaranteed investment contracts and synthetic guaranteed investment contracts (collectively, GICs) as part of the Capital Preservation Fund, which is part of the State Street Bank & Trust Company Stable Fixed Income Fund for Employee Benefit Trusts, a common collective trust. As FSP AAG INV-1 and SOP 94-4-1, described in Note 2, provides, the investment contracts are generally measured at contract value rather than fair value, to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value is deemed necessary.

The fair value of the traditional GICs included in the Fund is calculated under the discounted cash flows method using the interpolated swap rate applicable for each cash flow’s pay date. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee in dollars and the market indication wrap fee in dollars.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive program, or similar events. The Plan Administrator does not believe any such events, which would limit the Plan’s ability to transact at contract value, are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

The average yields of the contracts were 2.96% and 4.92% for the years ended December 31, 2007 and 2006, respectively. The crediting interest rate as of December 31, 2007 and 2006 was 4.60% and 5.00%, respectively.  There are fixed crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis. The investment contracts have a zero minimum credit rating.

State Street made a cash infusion into the Capital Preservation Fund and other of their stable value clients’ portfolios on January 31, 2008 given that the credit and liquidity events and market volatility of mid to late 2007 would likely continue into 2008, the Capital Preservation Fund received approximately $9 million of such infusion. This was undertaken to enhance the market to book value ratio.

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and investment income per the financial statements to Form 5500:

	December 31,	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$2,581,476,860	$2,344,611,742
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(12,993,555)	(3,829,163)
Net assets available for benefits per Form 5500	$2,568,483,305	$2,340,782,579

Total investment income per financial statements	$248,345,641	$312,197,765
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(12,993,555)	(3,829,163)
Investment income per Form 5500	$235,352,086	$308,368,602

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2007 and 2006

12.	New Accounting Pronouncement

SFAS 157 – “Fair Value Measurements”

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, that establishes how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. This Statement addresses the need for increased consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. The key changes to current practice are: (1) the definition of fair value which focuses on an exit price rather than entry price; (2) the methods used to measure fair value such as emphasis that fair value is a market-based measurement, not an entity-specific measurement, as well as the inclusion of an adjustment for risk, restrictions and credit standing; and (3) the expanded disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The Plan is currently evaluating the impact of this Statement on its financial statements.

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007
#34-1843785 Plan 002

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	value

*	State Street STIF	Money market fund	**	$3,603,518

*	FirstEnergy Common Stock	FirstEnergy common stock	**	600,215,984

*	S&P 500 Index Fund	S&P 500 stocks	**	349,172,005

	Fidelity Puritan	Balanced fund	**	75,187,120

	Selected American Fund	Large cap value stocks	**	74,587,687

	Lord Abbett Mid Cap Value	Mid cap value stocks	**	79,631,725

	Artisan Mid Cap Fund	Mid cap growth stocks	**	61,191,575

	DFA Small Cap Value	Small cap value stocks	**	62,281,368

	Franklin Small Cap Fund II	Small cap growth stocks	**	30,402,136

	PIMCO Total Return Fund	Bonds	**	77,782,965

	EuroPacific Growth Fund	International stocks	**	222,090,473

	BGI Retirement Fund	Blend of stocks, fixed income	**	13,742,101

	BGI 2010 Fund	Blend of stocks, fixed income	**	36,308,118

	BGI 2015 Fund	Blend of stocks, fixed income	**	60,032,074

	BGI 2020 Fund	Blend of stocks, fixed income	**	54,854,277

	BGI 2025 Fund	Blend of stocks, fixed income	**	38,660,700

	BGI 2030 Fund	Blend of stocks, fixed income	**	18,939,445

	BGI 2035 Fund	Blend of stocks, fixed income	**	4,855,712

	BGI 2040 Fund	Blend of stocks, fixed income	**	2,480,911

	BGI 2045 Fund	Blend of stocks, fixed income	**	1,553,816

	BGI 2050 Fund	Blend of stocks, fixed income	**	908,293

	Dodge & Cox International Fund	International stocks	**	1,772,975

	Allegiant Equity Growth Fund	Large cap growth	**	92,170,218

	Self Managed Fund	Equities, fixed income	**	65,096,096

*	Capital Preservation Fund	GICs, collateralized mortgage obligations	**	480,965,672

*	Participant Loans	Loans receivable with repayment
		interest of 5.0% to 10.8%	$-	38,305,504

		Totals		$2,546,792,468

* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

FirstEnergy Corp. Savings Plan
Schedule H, line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
For the year ended December 31, 2007
#34-1843785 Plan 002

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Current value
Identity of					Expense		of asset
party		Purchase	Sales	Lease	incurred with	Cost of	at transaction	Net gain
involved	Description of asset	price	price	rental	transaction	asset	date	(loss)

	Moderate Lifestyle Fund	$-	$138,319,043	N/A	$-	$136,211,499	$138,319,043	$2,107,544
1 Sale

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number

23         Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN

Dated: June 26, 2008

By	/s/ Ralph W. Smith
Ralph W. Smith
Chairperson
Savings Plan Committee